ZEN GRAPHENE SOLUTIONS LTD.

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

WITH RESPECT TO

THE ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON September 28, 2020

Dated August 18, 2020

ZEN GRAPHENE SOLUTIONS LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Notice is hereby given that an annual meeting (the "Meeting") of the shareholders ("Shareholders") of Zen Graphene Solutions Ltd. (the "Corporation") will be held at the Delta Hotels Guelph Conference Centre, 50 Stone Road West, Guelph, ON N1G 0A9,on September 28, 2020 at 4:00 p.m. (Eastern Standard Time), for the following purposes:

1. to receive and consider the financial statements of the Corporation for the year ended March 31, 2020 and the report of the auditors thereon;

2. to appoint McGovern Hurley, LLP, Chartered Accountants as the auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

3. to elect the directors of the Corporation for the ensuing year;

4. to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to approve, for the ensuing year, the Corporation's incentive stock option plan that was adopted on August 1, 2010;

5. to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

The nature of the business to be transacted at the Meeting is described in further detail in the management information circular of the Corporation under the section entitled Matters to be Acted Upon.

The record date for the determination of Shareholders entitled to receive notice of, and to vote at, the Meeting or any adjournments or postponements thereof is August 14, 2020 (the "Record Date"). Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of, and to vote, at the Meeting or any adjournments or postponements thereof.

Voting

All Shareholders are invited to attend the Meeting and may attend in person or may be represented by proxy. A "beneficial" or "non-registered" Shareholder will not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his/her/its broker; however, a beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the common shares in that capacity. Only Shareholders as of the Record Date are entitled to receive notice of and vote at the Meeting. Shareholders who are unable to attend the Meeting in person, or any adjournments or postponements thereof, are requested to complete, date and sign the enclosed form of proxy (registered holders) or voting instruction form (beneficial holders) and return it in the envelope provided. To be effective, the enclosed form of proxy or voting instruction form must be mailed or faxed so as to reach or be deposited with Capital Transfer (in the case of registered holders) at 390 Bay Street, Suite 920, Toronto, Ontario M5H 2Y2, Fax Number: 416.350.5008, prior to the Proxy Deadline, failing which such votes may not be counted, or your intermediary (in the case of beneficial holders) with sufficient time for them to file a proxy by the Proxy Deadline.

SHAREHOLDERS ARE REMINDED TO REVIEW THE INFORMATION CIRCULAR BEFORE VOTING.

DATED this 18 day of August 2020.

BY ORDER OF THE BOARD OF DIRECTORS OF ZEN GRAPHENE SOLUTIONS LTD.

"Dr. Francis Dubé"
Dr. Francis Dubé Chair of the Board of Directors

ZEN GRAPHENE SOLUTIONS LTD.

MANAGEMENT INFORMATION CIRCULAR

GENERAL INFORMATION RESPECTING THE MEETING

Solicitation of Proxies

This management information circular ("Circular") is furnished in connection with the solicitation of proxies by the management of Zen Graphene Solutions Ltd. (the "Corporation") for use at the annual meeting (the "Meeting") of the holders (the "Shareholders") of common shares ("Common Shares") of the Corporation to be held on September 28, 2020 at 4:00 p.m. (Eastern Standard Time) at the Delta Hotels Guelph Conference Centre, 50 Stone Road West, Guelph, ON N1G 0A9 for the purposes set forth in the accompanying notice of annual meeting of Shareholders (the "Notice of Meeting"). It is expected that the solicitation of proxies will be primarily by mail, however, proxies may also be solicited by the officers, directors and employees of the Corporation by telephone, electronic mail, telecopier or personally. These persons will receive no compensation for such solicitation other than their regular fees or salaries. The cost of the solicitation of proxies will be borne by the Corporation.

Pursuant to National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy-related materials to the beneficial owners of the Common Shares. The Corporation will reimburse brokers, custodians, nominees and fiduciaries for their reasonable charges and expenses incurred in forwarding proxy-related materials to such beneficial owners of such securities.

References in this Circular to the Meeting include any adjournment(s) or postponement(s) thereof.

In this Circular, unless otherwise indicated, all dollar amounts "$" are expressed in Canadian dollars.

Except where otherwise indicated, the information contained in this Circular is as of August 14, 2020.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxies

A Shareholder who is unable to attend the Meeting, in person is requested to complete and sign the enclosed form of proxy and to deliver it to Capital Transfer Agency Inc.: (i) by mail or hand delivery to 390 Bay Street, Suite 920, Toronto, Ontario M5H 2Y2; or (ii) by facsimile at 416.350.5008; and (iii) by Email at info@capitaltransferagency.com. In order to be valid and acted upon at the Meeting, the form of proxy must be received no later than 4:00 p.m. (Eastern Standard Time) on September 24, 2020. Late instruments of proxy may be accepted or rejected by the Chairman of the Meeting in his discretion and the Chairman is under no obligation to accept or reject any particular late instruments of proxy.

If you are a beneficial holder of Common Shares and have received these materials through your broker, custodian, nominee or other intermediary, please complete and return the form of proxy or voting instruction form provided to you by your broker, custodian, nominee or other intermediary in accordance with the instructions provided therein.

The document appointing a proxy must be in writing and executed by the Shareholders or his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are officers of the Corporation. A Shareholder submitting a form of proxy has the right to appoint a person (who need not be a Shareholder) to represent him or her at the Meeting other than the persons designated in the form of proxy furnished by the Corporation. To exercise that right, the name of the Shareholder's appointee should be legibly printed in the blank space provided. In addition, the Shareholder should notify the appointee of the appointment, obtain his or her consent to act as appointee and instruct the appointee on how the Shareholder's Common Shares are to be voted. Shareholders who are not registered shareholders should refer to "Notice to Beneficial Holders of Common Shares" below.

Revocation of Proxy

A Shareholder who has submitted a form of proxy as directed hereunder may revoke it at any time prior to the exercise thereof. If a person who has given a proxy personally attends the Meeting at which that proxy is to be voted, that person may revoke the proxy and vote in person. In addition to the revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his attorney or authorized agent and deposited with Capital Transfer Agency Inc. at any time up to 4:00 p.m. (Toronto time) on September 24, 2020 (i) by mail or by hand delivery to 390 Bay Street, Suite 920, Toronto, Ontario M5H 2Y2; or, (ii) by facsimile to 416.350.5008,or (iii) by Email at info@capitaltransferagency.com, or deposited with the Secretary of the Corporation before the commencement of the Meeting, or any adjournment thereof, and upon either of those deposits, the proxy will be revoked.

Notice to Beneficial Holders of Common Shares

The information set out in this section is of importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to herein as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of shares can be recognized and acted upon at the Meeting or any adjournment(s) thereof. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name in the records of the Corporation. Those Common Shares will most likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can be voted (for or against resolutions or withheld from voting) only upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting shares for their clients. Subject to the following discussion in relation to NOBOs (as defined herein), the Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co., a broker or another nominee, are held.

There are two categories of Beneficial Shareholders under applicable securities regulations for purposes of dissemination to Beneficial Shareholders of proxy-related materials and other security holder materials and requests for voting instructions from such Beneficial Shareholders. Non-objecting beneficial owners ("NOBOs") are Beneficial Shareholders who have advised their intermediary (such as brokers or other nominees) that they do not object to their intermediary disclosing ownership information to the Corporation, consisting of their name, address, e-mail address, securities holdings and preferred language of communication. Canadian Securities Laws restricts the use of that information to matters strictly relating, to the affairs of the Corporation. Objecting beneficial owners ("OBOs") are Beneficial Shareholders who have advised their intermediary that they object to their intermediary disclosing such ownership information to the Corporation.

In accordance with the requirements of NI 54-101, the Corporation has elected to send the proxy-related materials for use in connection with the Meeting (the "Meeting Materials") via Notice-and-Access. NOBOs who are resident in the United States will directly receive Meeting Materials. The Corporation will not be mailing the Meeting, Materials to the OBOs. The Corporation does not intend to pay for intermediaries to forward the Meeting Materials to OBOs, and an OBO will not receive the Meeting Materials unless the OBO's intermediary assumes the cost of delivery.

Applicable securities regulations require intermediaries, on receipt of Meeting Materials that seek voting, instructions from Beneficial Shareholders indirectly, to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings on Form 54-101F7. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting or any adjournment(s) thereof. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered shareholders; however, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. Beneficial Shareholders who wish to appear in person and vote at the Meeting should be appointed as their own representatives at the Meeting in accordance with the directions of their intermediaries and Form 54-101F7. Beneficial Shareholders can also write the name of someone else whom they wish to appoint to attend the Meeting and vote on their behalf. Unless prohibited by law, the person whose name is written in the space provided in Form 54- 101F7 will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in Form 54- 10IF7 or this Circular. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge"). Broadridge typically mails a voting instruction form in lieu of a form of proxy. Beneficial Shareholders are requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Alternatively, Beneficial Shareholders can call a toll-free telephone number to vote the shares held by them or access Broadridge's dedicated voting website to deliver their voting instructions. Broadridge will then provide aggregate voting instructions to the Corporation's transfer agent and registrar, which will tabulate the results and provide appropriate instructions respecting the voting of Common Shares to be represented at the Meeting or any adjournment thereof.

All references to Shareholders in this Circular, instrument of proxy and Notice of Meeting are to registered Shareholders unless specifically stated otherwise.

Voting

Common Shares represented by any properly executed proxy in the accompanying form will be voted for or against, or withheld from voting, as the case may be, on any ballot that may be called for in accordance with the instructions given by the Shareholder. In the absence of such direction, such Common Shares will be voted in favour of the matters set out herein.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the applicable notice of meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this Circular, management of the Corporation does not know of any such amendments, variations or other matters to come before the Meetings. However, if any other matters that are not now known to management should properly come before the Meetings, the form of proxy will be voted on such matters in accordance with the best judgment of the named proxies.

INTEREST OF CERTAIN PERSONS OR COMPANIES

IN MATTERS TO BE ACTED UPON

Other than as disclosed herein, no director or executive officer of the Corporation who has held such position at any time since the beginning of the Corporation's last financial year, each proposed nominee for election as a director of the Corporation, and associates or affiliates of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized share capital of the Corporation consists of an unlimited number of Common Shares without par value. As of August 18, 2020, there are 84,322,457 Common Shares stock issued and outstanding.

Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of Shareholders entitled to receive notice of the Meeting has been fixed at August 14, 2020 (the "Record Date"). All such holders of record of Common Shares on the Record Date are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Corporation's transfer agent, Capital Transfer Agency Inc., within the time specified in the Notice, to attend and to vote thereat by proxy the Common Shares held by them.

To the knowledge of the directors and executive officers of the Corporation, as of the date hereof, no person or company beneficially owns, controls or directs, directly or indirectly, voting securities of the Corporation carrying 10% or more of the voting rights attached to all outstanding Common Shares of the Corporation.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis is to provide information about the Corporation's executive compensation philosophy, objectives, and processes and to discuss compensation decisions relating to the Corporation's Chief Executive Officer, Chief Financial Officer, and, if applicable, its three most highly compensated individuals acting as, or in a like capacity as, executive officers of the Corporation whose total compensation for the most recently completed financial year was individually equal to more than $150,000 (the "NEOs" or "Named Executive Officers"), during, the Corporation's most recently complete financial year, being the financial year ended March 31, 2020 (the "Last Financial Year"). The only NEOs of the Corporation during the Last Financial Year were Francis Dube, Chairman and-Chief Executive Officer of the Corporation, Brian Bosse, Chief Financial Officer of the Corporation, and Peter Wood, President of the Corporation.

Compensation Committee

The compensation committee of the Board ("Compensation Committee") is currently comprised of three directors, namely Greg Fenton (Chair), Frank Klees and Eric Wallman CPA, CA all of whom are independent within the meaning of Canadian Securities Administrator's National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101").

The Compensation Committee's purpose is, among other things, to: (i) review and make recommendations to the Board at least annually regarding, the Corporation's remuneration and compensation policies, including short and long-term incentive compensation plans and equity- based plans, bonus plans, pension plans (if any), executive stock option plans (including the Corporation's incentive stock option plan) and grants, and benefit plans; (ii) have the sole authority to retain and terminate any compensation consultant to assist in the evaluation of director compensation, including sole authority to approve fees and other terms of the retention; (iii) review and approve at least annually all compensation arrangements with the senior executives of the Corporation; (iv) review and approve at least annually all compensation arrangements with the directors of the Corporation; and (v) review the executive compensation sections disclosed in the Corporation's management proxy circular distributed to the Shareholders in respect of the Corporations annual meetings of Shareholders.

Compensation Process

The Board relies on the knowledge and experience of the directors thereon and the members of the Compensation Committee to set appropriate levels of compensation for senior officers. Neither the Corporation nor the Board, nor the Compensation Committee currently has any contractual arrangement with any executive compensation consultant who has a role in determining, or recommending the amount or form of senior officer compensation.

The Compensation Committee reviews the various elements of the NEOs' compensation in the context of the total compensation package (including salary, consulting fees and prior awards under the Corporation's stock option plan) and recommends to the Board the NEOs' compensation packages. The Compensation Committee's recommendations regarding NEO compensation are presented to the independent members of the Board for their consideration and approval.

Principles/Objectives of the Compensation Program

The primary goal of the Corporation's executive compensation program is to attract, motivate and retain top quality individuals at the executive level. The program is designed to ensure that the compensation provided to the Corporation's senior officers is determined with regard to the Corporation's business strategy and objectives and financial resources, and with the view of aligning the financial interests of the senior officers with the financial interests of the shareholders of the Corporation.

Compensation Program Design and Analysis of Compensation Decisions

Standard compensation arrangements for the Corporation's senior officers are composed of the following elements, which are linked to the Corporation's compensation and corporate objectives as follows:

Compensation Element	Link to Compensation Objectives	Link to Corporate Objectives
Base Salary and/or Consulting Fees	Attract and Retain	Competitive pay ensures access to skilled employees necessary to achieve corporate objectives.
Stock Options	Motivate and Reward Align interests with shareholders	Long-term incentives motivate and reward senior officers to increase shareholder value by the achievement of long- term corporate strategies and objectives.

Performance and Compensation

The Corporation is an emerging nano-technology company and does not expect to be generating, revenues from operations in the foreseeable future. As a result, the use of traditional performance standards such as corporate profitability is not considered by the Board or Compensation Committee to be appropriate in the evaluation of corporate or NEO performance. The compensation of senior officers is based, in part, on trends in the mineral exploration industry as well as achievement of the Corporation's business plans. The Board did not establish any quantifiable criteria during the Last Financial Year with respect to base compensation payable or the amount of equity compensation granted to NEOs and did not benchmark against a peer group of companies.

Base Salaries and Consulting Fees

The Corporation provides senior officers with base salaries or consulting fees which represent their minimum compensation for services rendered, or expected to be rendered. NEOs' base compensation depends on the scope of their experience, responsibilities, leadership skills, performance, length of service, generally industry trends and practices competitiveness, and the Corporation's existing financial resources. Base salaries are reviewed annually by the Compensation Committee.

Stock Options

The grant of options pursuant to the Corporation's stock option plan is an integral component of the compensation arrangements of the senior officers of the Corporation. The Board believes that the grant of options to senior officers and common share ownership by such officers serves to motivate such officers to strive towards achievement of the Corporation's long-term strategic objectives, which will benefit all shareholders of the Corporation. Options are awarded to employees of the Corporation by the Board, based on the recommendations of the Compensation Committee. Decisions with respect to options granted are based upon the individual's level of responsibility and their contribution towards the Corporation's goals and objectives, and additionally may be awarded in recognition of the achievement of a particular goal or extraordinary service. The Board considers the overall number of options that are outstanding relative to the number of outstanding Common Shares in determining whether to make any new grants of options and the size of such grants.

Compensation Risk Considerations

The Compensation Committee is responsible for considering, establishing and reviewing executive compensation programs, and whether the programs encourage unnecessary or excessive risk taking. The Corporation believes the programs are balanced and do not motivate unnecessary or excessive risk taking. The Corporation does not currently have a policy that restricts directors or NEOs from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity. However, to the knowledge of the Corporation, as of the date of hereof, no director or NEO of the Corporation has participated in the purchase of such financial instruments.

Base salaries are fixed in amount thus do not encourage risk taking. While annual incentive awards focus on the achievement of short term or annual goals and short- term goals may encourage the taking of short-term risks at the expense of long term results, the Corporation's annual incentive award program represents a small percentage of employee's compensation opportunities. Annual incentive awards are based on various personal and company-wide achievements. Such performance goals are subjective and include achieving individual and/or corporate targets and objectives, as well as general performance in day-to-day corporate activities which would trigger the award of a bonus payment to the NEO. The determination as to whether a target has been met is ultimately made by the Board (after receiving recommendations of the Compensation Committee) and the Board reserves the right to make positive or negative adjustments to any bonus payment if they consider them to be appropriate. Funding of the annual incentive awards is capped at the Corporation level and the distribution of funds to the executive officers is at the discretion of the Compensation Committee. Stock option awards are important to further align employees' interests with those of the Shareholders. The ultimate value of the awards is tied to the Corporation's stock price and since awards are staggered and subject to long-term vesting schedules, they help ensure that NEOs have significant value tied in long-term stock price performance.

Summary Compensation Table

The following tables provides information for the Last Financial Year and the years ended March 31, 2019 and March 31, 2018 regarding compensation earned by each of the following NEOs:

Name and principal position	Year Ended March 31	Salary ($)	Salary earned but paid after year end ($)	Share- based awards ($)	Black-Scholes valued Option- based awards ($)(1)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
						Annual incentive plans	Long-term incentive plans
Francis Dube, Chairman and Chief Executive Officer	2020	90,000	Nil	Nil	68,000	N/A	N/A	N/A	Nil	158,000
	2019	60,000	Nil	Nil	120,000	N/A	N/A	N/A	Nil	180,000
	2018	Nil	Nil	Nil	Nil	N/A	N/A	N/A	Nil	Nil
Brian Bosse, Chief Financial Officer	2020	91,866	Nil	Nil	34,000	N/A	N/A	N/A	Nil	125,866
	2019	81,500	36,500	54,500	120,000	N/A	N/A	N/A	Nil	292,500
	2018	Nil	Nil	Nil	Nil	N/A	N/A	N/A	Nil	Nil
Peter Wood, President	2020	180,000	Nil	Nil	17,000	N/A	N/A	N/A	Nil	197,000
	2019	167,925	Nil	Nil	49,500	N/A	N/A	N/A	Nil	217,425
	2018	150,000	Nil	Nil	Nil	N/A	N/A	N/A	Nil	150,000
Donald Bubar, Former Co-Chief Executive Officer (2)	2020	Nil	Nil	Nil	Nil	N/A	N/A	N/A	Nil	Nil
	2019	60,000	Nil	Nil	82,500	N/A	N/A	N/A	Nil	142,500
	2018	Nil	Nil	Nil	Nil	N/A	N/A	N/A	Nil	Nil

Notes:

(1) The Corporation selected the Black-Scholes model to determine the value of the options given its prevalence of use within North America. This is consistent with the accounting values used in the

Corporation's financial statements.

(2) Mr. Bubar resigned his position as Co-Chief Executive Officer on April 2, 2019.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each NEO outstanding as of March 31, 2020:

Outstanding Share Awards and Option Awards

		Option-based Awards			Share-based Awards
Name	Number of Common Shares underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of Shares or Units of Shares that have not Vested (#)	Market or payout value of share awards that have not vested ($)
Francis Dube	400,000 400,000	0.50 0.40	July 3, 2023 July 17, 2024	Nil Nil	N/A	N/A
Brian Bosse	400,000 200,000	0.50 0.40	July 3, 2023 July 17, 2024	Nil Nil	N/A	N/A
Peter Wood	100,000 100,000 150,000 100,000	1.46 0.72 0.53 0.40	August 28, 2020 July 5, 2021 August 13, 2023 July 17, 2024	Nil Nil Nil Nil	N/A	N/A

Note:

(1) Aggregate dollar amount of in-the-money unexercised options held as at March 31, 2020. This figure is computed based on the difference between the market value of the Common Shares on the TSX Venture Exchange as at March 31, 2020 and the exercise price of the option. The closing price of the Common Shares on the TSX Venture Exchange on March 31, 2020 was $0.30.

The following table provides information regarding the value vested or earned on incentive plan awards for each NEO during the year ended March 31, 2020:

Incentive Plan Awards - Value Vested or Earned During the Year

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Francis Dube	Nil	N/A	N/A
Brian Bosse	Nil	N/A	N/A
Peter Wood	Nil	N/A	N/A

Notes:

(1) Calculated based on the closing price of the Common Shares on the TSX Venture Exchange at the vesting date less the exercise price of the vested options multiplied by the number of vested options.

Pension Plan Benefits

As at the date of this Circular, the Corporation does not have any pension plans.

Termination and Change of Control Benefits

Employment Agreements

In the event of termination of either the Chief Executive Officer ("CEO") or the Chief Financial Officer ("CFO"), the Corporation is obligated to pay all regular amounts owing to the outgoing CEO or CFO as well as an amount equal to six months of the agreed upon annual salary. Additionally, should the CEO or CFO resign as a result of a change in control, the Corporation is obligated to pay the outgoing CEO or CFO an amount equal to the balance of the annual salary for the unserved term of the employment agreement plus four month's salary for each full or partial year of service by the CEO or CFO.

Director Compensation

The Board determines the level of compensation for directors based on recommendations from the Compensation Committee. The Board reviews directors' compensation as needed, taking into account time commitment, risks and responsibilities to ensure that the amount of compensation adequately reflects the responsibilities and risks of being a director and makes adjustments as deemed necessary.

As of the date hereof, the Board has not adopted a cash compensation program for its directors with respect to general director's duties, meeting attendance, or for additional service on Board committees. However, directors are reimbursed for all reasonable out- of-pocket expenses incurred in attending Board, committee or shareholder meetings and otherwise incurred in carrying out their duties as directors of the Corporation.

Directors may receive option grants as determined by the Board pursuant to the Plan. The exercise price of such options is determined by the Board, but shall in no event be less than the market price of the Common Shares at the time of the grant of the options.

Director Compensation Table

The following table provides information regarding compensation paid to the Corporation's directors, other than the NEOs, during the financial year ended March 31, 2020:

Name(1)	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Greg Fenton(2)	Nil	Nil	51,000	Nil	Nil	Nil	51,000
Eric Wallman(2)	Nil	Nil	8,500	Nil	Nil	Nil	8,500
Frank Klees(2)	Nil	Nil	8,500	Nil	Nil	Nil	8,500

Notes:

(1) Mr. Dube and Mr. Bosse were directors and Named Executive Officers during the year ended March 31, 2020. Any compensation received by them in their capacity as directors of the Corporation is reflected in the Summary Compensation Table for the Named Executive Officers in this Circular.

(2) On July 17, 2019, the Corporation granted 300,000 stock options to Mr. Fenton, 50,000 stock options to Mr. Wallman and 50,000 stock options to Mr. Klees with an exercise price of $0.40 and an expiry date of July 17, 2024. The fair value of these options at the date of grant was estimated using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%; expected volatility of 72.5%; expected forfeiture rate of 0%; risk-free interest rate of 1 .55%; and expected life of 5 years. The grant date fair value of these stock options was $0.17.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each director outstanding as of March 31, 2020:

Outstanding Share Awards and Option Awards

		Option-based Awards			Share-based Awards
Name(1)	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(2)	Number of Shares or Units of Shares that have not Vested (#)	Market or payout value of share- based awards that have not vested ($)
Greg Fenton	200,000 200,000 300,000	0.50 0.53 0.40	July 3, 2023 August 13, 2023 July 17, 2024	Nil Nil Nil	N/A	N/A
Eric Wallman	250,000 50,000 50,000	0.50 0.53 0.40	July 3, 2023 August 13, 2023 July 17, 2024	Nil Nil Nil	N/A	N/A
Frank Klees	250,000 50,000	0.53 0.40	August 13, 2023 July 17, 2024	Nil Nil	N/A	N/A

Notes:

(1) Mr. Dube and Mr. Bosse were directors and Named Executive Officers during the year ended March 31, 2020. Any compensation received by them in their capacity as directors of the Corporation is reflected in the Summary Compensation Table for the Named Executive Officers in this Circular.

(2) Aggregate dollar amount of in-the-money unexercised options held as at March 31, 2020. This figure is computed based on the difference between the market value of the Common Shares on the TSX Venture Exchange as at March 31, 2020 and the exercise price of the option. The closing price of the Common Shares on the TSX Venture Exchange on March 31, 2020 was $0.30.

The following table provides information regarding the value vested or earned on incentive plan awards for each director during the year ended March 31, 2020:

Incentive Plan Awards - Value Vested or Earned During the Year

Name(1)	Option awards - Value vested during the year(2) ($)	Share awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Greg Fenton	Nil	N/A	Nil
Eric Wallman	Nil	N/A	Nil
Frank Klees	Nil	N/A	Nil

Notes:

(1) Mr. Dube and Mr. Bosse were directors and Named Executive Officers during the year ended March 31, 2020. Any compensation received by them in their capacity as directors of the Corporation is reflected in the Summary Compensation Table for the Named Executive Officers in this Circular.

(2) Calculated based on the closing price of the Common Shares on the TSX Venture Exchange at the vesting date less the exercise price of the vested options multiplied by the number of vested options.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER

EQUITY COMPENSATION PLANS

Stock Option Plan

The Corporation adopted an incentive stock option plan dated August 1, 2010 (the "Plan"), and the Plan is the Corporation's only equity compensation plan. As of the date of this Circular, the Corporation has 5,125,000 options outstanding to purchase Common Shares. The plan was last approved by shareholders at the Corporation's last annual meeting of Shareholders on September 27, 2019.

The Plan is a rolling stock option plan, under which 10% of the outstanding Common Shares at any given time are available for issuance thereunder. The purpose of the Plan is to advance the interests of the Corporation by (i) providing certain employees, officers, directors or consultants of the Corporation (collectively, the "Optionees") with additional performance incentives; (ii) encouraging Common Share ownership by the Optionees; (iii) increasing the proprietary interest of the Optionees in the success of the Corporation; (iv) encouraging the Optionees to remain with the Corporation; and (v) attracting new employees, officers, directors and consultants to the Corporation.

The following information is intended to be a brief description and summary of the material features of the Plan.

(b) The aggregate maximum number of Common Shares available for issuance from treasury under the Plan and all of the Corporation's other security based compensation arrangements at any given time is 10% of the outstanding Common Shares as at the date of grant of an option under the Plan, subject to adjustment or increase of such number pursuant to the terms of the Plan. Any Common Shares subject to an option which has been granted under the Plan and which has been cancelled, repurchased, expired or terminated in accordance with the terms of the Plan without having been exercised will again be available under the Plan.

(c) The exercise price of an option shall be determined by the Board at the time each option is granted, provided that such price shall not be less than (i) if the Common Shares are listed on the TSX Venture Exchange ("TSX- V"), the last closing price of the Common Shares on the TSX-V; or (ii) if the Common Shares are not listed on the TSX-V, in accordance with the rules of the stock exchange on which the Common Shares are listed at the time of the grant; or (iii) if the Common Shares are not listed on any stock exchange, the minimum exercise price as determined by the Board.

(d) The aggregate number of Common Shares reserved for issuance pursuant to options granted to insiders of the Corporation at any given time, or within a 12 month period, shall not exceed 10% of the total number of Common Shares then outstanding, unless disinterested shareholder approval is obtained. The aggregate number of Common Shares reserved for issuance pursuant to options granted to any one person or entity within any 12 month period shall not exceed 5% of the total number of the Common Shares then outstanding unless disinterested shareholder approval is obtained.

(e) The Board may determine when any option will become exercisable and may determine that the option will be exercisable immediately upon the date of grant, or in instalments or pursuant to a vesting, schedule. However, unless the Board determines otherwise, options issued pursuant to the Plan are generally subject to a vesting schedule as follows: (i) ⅓ upon the date of grant; (ii) ⅓ upon the first anniversary of the date of grant; and (iii) ⅓ upon the second anniversary of the date of grant.

(f) In the event an Optionee ceases to be eligible for the grant of options under the Plan, options previously granted to such person will cease to be exercisable within a period of 90 days after the date such person ceases to be eligible under the Plan, or such longer or shorter period as determined by the Board, provided that no option shall remain outstanding for any period which exceeds the earlier of: (i) the expiry date of such option; and (ii) 12 months following the date such person ceases to be eligible under the Plan.

(g) In the event of a change of control (as defined in the Plan), all options outstanding shall be immediately exercisable.

Equity Compensation Plan Information

The following table provides details of the equity securities of the Corporation authorized for issuance as of the financial year ended March 31, 2020 pursuant to the Corporation's equity compensation plan currently in place:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(1)
Equity compensation plans approved by securityholders	4,775,000	$0.55	3,265,579

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(1)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	4,775,000(2)		3,265,579

Notes:

(1) Based on a total of 8,040,579 stock options issuable pursuant to the Plan, representing approximately 10% of the issued and outstanding Common Shares as at March 31, 2020.

(2) Representing approximately 5.9% of the issued and outstanding Common Shares as at March 31, 2020.

MATTERS TO BE ACTED UPON

Appointment of Auditors

McGovern Hurley, LLP, Chartered Accountants ("McGovern Hurley") are the independent registered certified auditors of the Corporation. McGovern Hurley was originally appointed as auditors of the Corporation on May 3, 2010.

Unless the Shareholder has specifically instructed in the enclosed form of proxy that the Common Shares represented by such proxy are to be withheld or voted otherwise, the persons named in the accompanying proxy will vote FOR the appointment of McGovern Hurley as auditors of the Corporation to hold office until the next annual meeting of Shareholders or until a successor is appointed and to authorize the Board to fix the remuneration of the auditors.

Election of Directors

The Corporation's Articles of Incorporation provide that the Board consist of a minimum of three (3) and a maximum of nine (9) directors. At the Meeting, the following five (5) persons named hereunder will be proposed for election as directors of the Corporation. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve. Each director elected will hold office until the close of the next annual meeting of Shareholders of the Corporation, or until his successor is duly elected unless prior thereto he resigns or his office becomes vacant by reason of death or other cause.

Shareholders have the option to (i) vote for all of the directors of the Corporation listed in the table below; (ii) vote for some of the directors and withhold for others; or (iii) withhold for all of the directors. Unless the Shareholder has specifically instructed in the enclosed form of proxy that the Common Shares represented by such proxy are to be withheld or voted otherwise, the persons named in the accompanying proxy will vote FOR the election of each of the proposed nominees set forth below as directors of the Corporation.

The following table, among other things, sets forth the name of all persons proposed to be nominated for election as directors, their place of residence, position held, and periods of service with, the Corporation, or any of its affiliates, their principal occupations and the approximate number of Common Shares beneficially owned, controlled or directed, directly or indirectly, by them.

Name, Province or State and Country of Residence	Date First Became a Director	Present Principal Occupation	Number of Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised
Dr. Francis Dubé (3) Ontario, Canada	May 11, 2018	Optometrist, Chief Executive Officer of the Corporation, Corporate Director	653,400
Brian Bosse (1) Ontario, Canada	May 11, 2018	Chief Financial Officer of the Corporation, CEO and Director at IC Capitalight Corp., Corporate Director	185,911
Eric Wallman (1) (2) (3) Manitoba, Canada	May 11, 2018	Senior Vice-President, Finance and Administration at Bothwell Cheese, Board Member of the Western Dairy Council, Corporate Director	116,155(1)
Frank Klees (2) (3) Ontario, Canada	July 11, 2018	Supervisory Board Member of Rockwool North America, Corporate Director	100,000
Greg Fenton (1) (2) (3) St. James, Barbados	July 11, 2018	Corporate Director	1,870,553(2)

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Member of the Nominating Committee

Notes:

(1) These Shares are owned by the following parties:

Associate Name	Relationship to Concerned Shareholders' Nominee	Number of Shares Beneficially Owned
Brenda Wallman	Wife of Eric Wallman	21,700
PTM Investment Club	Controlled by Eric Wallman	24,900

(2) These Shares are owned by the following parties:

Associate Name	Relationship to Concerned Shareholders' Nominee	Number of Shares Beneficially Owned
Artisan Investments Inc	Corporation controlled by Greg Fenton	1,836,553

As a group, the proposed directors beneficially own, control or direct, directly or indirectly, 2,972,619 Common Shares, representing approximately 3.5% of the 84,322,457 issued and outstanding Common Shares as of the date hereof.

Proposed Director Biographies

The following is a brief description of the principal occupations of the proposed directors, along with other biographical information.

Francis Dubé O.D. B.Sc. - Welland, Ontario, Canada

Dr. Dubé completed a Bachelor of Science at Waterloo University, and then obtained an optometry degree from the Université de Montréal in 1997. He is fully bilingual in French and English.

An entrepreneur, Dr. Dubé is currently an optometrist owner/operator of a busy clinic with complete oversight of marketing, cashflow projections and banking, human resource and strategic planning.

Dr. Dubé is also a director and Chairman of the Board of Cannacure Corporation, which is a private cannabis company, with 3.4 million square feet of greenhouse and a pharma processing plant.

As a result of his role with Cannacure, Dr. Dubé has significant experience in strategic planning, fund raising and capital markets, in addition to his 16 years' experience of private investing, which has mainly been in mining companies.

Brian Bosse CFA - Toronto, Ontario, Canada

Mr. Bosse graduated from Wilfrid Laurier University's School of Business and Economics and became a Chartered Financial Analyst in 2001. He entered the securities industry in 1995 as a floor trader at the Toronto Stock Exchange.

Mr. Bosse has long experience with public equity valuations, investment banking, and trading for investment houses including Dundee Corporation and Société Générale. He was Vice President and Portfolio Manager of the Goodman Bluespring Fund at Goodman & Company Investment Counsel from 2012-2016.

Currently, Mr. Bosse is Chief Executive Officer and a director at International Corona Capital Corp. He has 24 years of work experience as a highly skilled corporate- turnaround executive, and has extensive knowledge of the mining industry through Murenbeeld & Co. subscription research.

Eric Wallman CPA, CA - Winnipeg, Manitoba, Canada

Mr. Wallman is a graduate of the University of Manitoba in 1983,and obtained a full CA designation in 1986. He has held senior accounting and finance positions in industry since 1991, and has been an active investor in the junior mining market since 1992.

Currently, Mr. Wallman is the Senior Vice-President, Finance and Administration with Bothwell Cheese, which is the largest independently owned cheese manufacturer in Canada. His role includes strategic planning for Bothwell Cheese and two related companies.

Mr. Wallman is also an active board member of the Western Dairy Council.

Frank Klees - Aurora, Ontario, Canada

Mr. Klees is a highly respected professional who has held senior leadership positions in both the private sector and in government. Mr. Klees served five terms as a Progressive Conservative Member of the Legislative Assembly of Ontario from 1995 to 2014. He held senior cabinet positions in the governments of Mike Harris and Ernie Eves including Minister of Transportation, Minister of Tourism, Chief Government Whip and Deputy House Leader with additional responsibilities as a Member of the Management Board of Cabinet and the Board of Internal Economy. Over the course of 19 years as an elected politician, Mr. Klees established strong and trusted working relationships at all levels of government.

Mr. Klees has extensive business experience in the energy sector, financial services and real estate development. He was a co‐founder and Executive Vice President of Municipal Gas Corporation, served as Corporate Director and Member of the Audit and Governance Committees of Universal Energy Ltd. and has been a member of the Supervisory Board of Rockwool North America since 2003.

Mr. Klees is a Senior Advisor to a number of public and private enterprises and provides business development, government relations and strategic planning advisory services.

Greg Fenton CFA - St. James, Barbados

Mr. Fenton is a Chartered Financial Analyst and seasoned investment professional, with a Bay Street career spanning nearly 30 years. He has worked in various capacities throughout his career with increasing responsibility in both the Canadian banking and investment management sectors. His past roles included being a partner in three investment management firms, heading the Risk Solutions Group at Scotiabank and leading Liability Driven Investment Group at National Bank Financial.

In his current role, Mr. Fenton leads a company that provides balance sheet optimization and investment services to Canadian and international corporations, utilizing proprietary technology to extract efficiencies across the corporation's global footprint.

His experience spans many disciplines including: capital markets, investment management, actuarial, pension, insurance, accounting, tax and risk management. He also acts as an advisor board member to numerous corporations.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No individual set forth in the above table is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while such individual was acting in the capacity as director. chief executive officer or chief financial officer; or

(b) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after such individual ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while such proposed director was acting in the capacity as director, chief executive officer or chief financial officer.

No individual set forth in the above table (or any personal holding, company of any such individual) is, as of the date of this Circular, or has been within ten (10) years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while such individual was acting, in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No individual as set forth in the above table (or any personal holding company of any such individual) has, within the ten (10) years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such individual.

No individual as set forth in the above table (or any personal holding company of any such individual) has, within the ten (10) years before the date of this Circular, been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making, an investment decision.

Stock Option Plan Approval

The TSX-V requires all listed companies with a 10% rolling stock option plan to obtain annual shareholder approval of such a plan. Shareholders will be asked at the Meeting to vote on a resolution to reapprove the Plan that was originally adopted by the Corporation on August 1, 2010.

The Plan provides that the Board may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Corporation, or any subsidiary of the Corporation, the option to purchase common shares. The Plan provides for a floating, maximum limit of 10% of the outstanding Common Shares as permitted by the policies of the TSX-V. As at the date hereof, this represents 8,432,246 Common Shares available under the Plan.

As at the date hereof, outstanding options to purchase a total of 5,125,000 Common Shares have been issued to directors, officers, employees and consultants of the Corporation and remain outstanding. As at the date hereof, the number of Common Shares remaining available for issuance under the Plan is 3,307,246 For a brief description of the Plan, please see: Securities Authorized for Issuance Under Equity Compensation Plans - Stock Option Plan.

The full text of the Plan will be supplied free of charge to Shareholders upon written request made directly to the Corporation at its registered head office located at 210-1205 Amber Drive, Thunder Bay, Ontario, P7B 6M4, Attention: Chief Financial Officer.

Shareholder Approval for the Plan

Shareholders will be asked to consider and, if deemed advisable, to pass an ordinary resolution approving, the Plan (the "Stock Option Plan Resolution"), which, to be effective, must be passed by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting.

The Board recommends that Shareholders vote FOR the Stock Option Plan Resolution. Unless the Shareholder has specifically instructed in the form of proxy or voting instruction form that the Common Shares represented by such proxy or voting instruction form are to be voted against the Stock Option Plan Resolution, the persons named in the proxy or voting instruction form will vote FOR the Stock Option Plan Resolution.

Other Matters

Management of the Corporation knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice. However, if any other matter properly comes before the Meeting, the form of proxy furnished by the Corporation will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

STATEMENT OF CORPORATE GOVERNANCE

Board of Directors

The Board and senior management consider good corporate governance to be central to the effective and efficient operation of the Corporation. The Board is committed to a high standard of corporate governance practices. The Board believes that this commitment is not only in the best interest of the Shareholders, but that it also promotes effective decision making, at the Board level.

NI 58-101 defines an "independent director" as a director who has no direct or indirect "material relationship" with the issuer. A "material relationship" is as a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member's independent judgment. The Board maintains the exercise of independent supervision over management by ensuring that the majority of its directors are independent.

The Board is currently comprised of five (5) directors being Brian Bosse, Dr. Francis Dubé, Greg Fenton, Frank Klees and Eric Wallman. Messrs. Fenton, Klees and Wallman are independent within the meaning of NI 58-101. Messrs. Bosse and Dubé are not independent as they are officers of the Corporation and thereby have a "material relationship" with the Corporation.

The Board believes that it functions independently of management and reviews its procedures on an ongoing basis to ensure that it is functioning independently of management. The Board meets without management present, as circumstances require. When conflicts arise, interested parties are precluded from voting on matters in which they may have an interest. In light of the suggestions contained in National Policy 58-201 - Corporate Governance Guidelines, the Board convenes meetings, as deemed necessary, of the independent directors, at which non- independent directors and members of management are not in attendance.

Other Public Company Directorships

The following, member of the Board currently holds a directorship in another reporting, issuer as set forth below:

Name of Director	Name of Reporting Issuer	Market
Brian Bosse	IC Capitalight Corp.	CSE

Orientation and Continuing Education of Board Members

The Board, together with the Nominating Committee (the "Nominating Committee") is responsible for providing a comprehensive orientation and education program for new directors which fully sets out:

• the role of the Board and its committees;

• the nature and operation of the business of the Corporation; and

• the contribution which individual directors are expected to make to the Board in terms of both time and resource commitments.

In addition, the Board, together with the Nominating Committee, is also responsible for providing continuing education opportunities to existing directors so that individual directors can maintain and enhance their abilities and ensure that their knowledge of the business of the Corporation remains current.

Ethical Business Conduct

The Board has adopted a written code of business conduct and ethics to encourage and promote a culture of ethical business conduct amongst the directors, officers and employees of the Corporation. Copies of the Code of Conduct are available upon written request from the Chief Executive Officer of the Corporation. The Board is responsible for ensuring compliance with the Corporation's Code of Conduct. The Code of Conduct was adopted during the Last Financial Year, and there have been no departures from the Corporation's Code of Conduct since its adoption.

In addition to those matters which, by law, must be approved by the Board, the approval of the Board is required for:

• the Corporation's annual business plan and budget;

• material transactions not in the ordinary course of business; and

• transactions which are outside of the Corporation's existing business.

To ensure the directors exercise independent judgment in considering transactions and agreements in which a director or officer has a material interest, all such matters are considered and approved by the independent directors. Any interested director would be required to declare the nature and extent of his interest and would not be entitled to vote at meetings of directors which evoke such a conflict.

The Corporation believes that it has adopted corporate governance procedures and policies which encourage ethical behaviour by the Corporation's directors, officers and employees.

Nomination of Directors

The Nominating Committee holds the responsibility for the appointment and assessment of directors.

The Nominating Committee seeks to achieve a balance of knowledge, experience and capability among the members of the Board. When considering candidates for director, the Nominating Committee takes into account a number of factors, including the following (although candidates need not possess all of the following characteristics and not all factors are weighted equally):

• Personal qualities and characteristics, accomplishments and reputation in the business community;

• Current knowledge and contacts in the countries and/or communities in which the Corporation does business and in the Corporation's industry sectors or other industries relevant to the Corporation's business; and

• Ability and willingness to commit adequate time to Board and committee matters, and be responsive to the needs of the Corporation.

The Board will periodically assess the appropriate number of directors on the Board and whether any vacancies on the Board are expected due to retirement or otherwise. If vacancies are anticipated, or otherwise arise, or the size of the Board is expanded, the Nominating Committee will consider various potential candidates for director.

Candidates may come to the attention of the Nominating Committee through current directors or management, stockholders or other persons. These candidates will be evaluated at regular or special meeting of the Nominating Committee, and may be considered at any point during the year.

Compensation

The Compensation Committee assists the Board in its oversight role with respect to (i) the Corporation's global human resource strategy, policies and programs, and (ii) all matters relating to the proper utilization of human resources within the Corporation, with special focus on management succession, development and compensation.

The Compensation Committee:

• reviews and makes recommendations to the Board at least annually regarding the Corporation's remuneration and compensation policies, including short and long-term incentive compensation plans and equity- based plans, bonus plans, pension plans (if any), executive stock option plans including the Plan and grants and benefit plans;

• has sole authority to retain and terminate any compensation consultant to assist in the evaluation of director compensation, including sole authority to approve fees and other terms of the retention;

• reviews and approves at least annually all compensation arrangements with the senior executives of the Corporation;

• reviews and approves at least annually all compensation arrangements with the directors of the Corporation; and

• reviews the executive compensation sections disclosed in annual management proxy circular distributed to the shareholders in respect of the Corporation's annual meetings of shareholders.

Advisory Board

The Advisory Board was created to assist the Board with developing the Company's corporate strategy. The Current Advisory Board is comprised of Donald S. Bubar, M.Sc., P. Geo., Dr. Bharat Chahar Ph.D, P.E., Dr. Andrew G. Conly, Ph.D, Tadashi Yamashita, Dr. Colin van der Kuur, B.Sc., D.Min, Monique Manaigre and James Jordan, P. Eng.

The Board anticipates that additional members will be appointed to this committee from time to time depending on the specific requirements of the Company.

Other Board Committees

The Board has no standing committees other than the Audit Committee, the Compensation Committee, the Nominating Committee, and the Board Advisory Committee.

Assessments

The Board does not consider formal assessments useful given the stage of the Corporation's business and operations. However, the chairman of the Board meets annually with each director individually, which facilitates a discussion of his contribution and that of other directors. When needed, time is set aside at a meeting of the Board for a discussion regarding the effectiveness of the Board and its committees. If appropriate, the Board then considers procedural or substantive changes to increase the effectiveness of the Board and its committees. On an informal basis, the chairman of the Board is also responsible for reporting to the Board on areas where improvements can be made. Any agreed upon improvements required to be made are implemented and overseen by the Nominating Committee. A more formal assessment process will be instituted as, if, and when the Board considers it to be necessary.

AUDIT COMMITTEE INFORMATION

The Audit Committee's Charter

The directors of the Corporation have adopted a Charter for the Audit Committee, which sets out the Audit Committee's mandate, organization, powers and responsibilities. The full text of the Audit Committee Charter is attached hereto as Appendix "A" to this Circular.

Composition of the Audit Committee

The members of the Audit Committee are Eric Wallman CPA, CA (Chair), Brian Bosse and Greg Fenton, Messrs. Wallman, Fenton are independent (as defined in National Instrument 52-110 - Audit Committees ("NI 52-110") adopted by the Canadian Securities Administrators), and all members are financially literate (as defined in NI 52- 110).

Name of Member	Independent(1)	Financially Literate(2)
Eric Wallman CPA, CA (Chair)	Yes	Yes
Brian Bosse	No	Yes
Greg Fenton	Yes	Yes

Notes:

(1) To be considered independent, a member of the Audit Committee must not have any direct or indirect "material relationship" with the Corporation. A "material relationship" is a relationship which could. in the view of the board of directors of the Corporation. be reasonably expected to interfere with the exercise of a member's independent judgment.

(2) To be considered financially literate. a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

Relevant Education and Experience

Mr. Wallman is a graduate of the University of Manitoba in 1983, and obtained a full CA designation in 1986. He has held senior accounting and finance positions in industry since 1991, and has been an active investor in the junior mining market since 1992. Currently, Mr. Wallman is the Senior Vice-President, Finance and Administration with Bothwell Cheese, which is the largest independently owned cheese manufacturer in Canada. His role includes strategic planning for Bothwell Cheese and two related companies.

Mr. Bosse graduated from Wilfrid Laurier University's School of Business and Economics and became a Chartered Financial Analyst in 2001. He entered the securities industry in 1995 as a floor trader at the Toronto Stock Exchange.

Mr. Bosse has long experience with public equity valuations, investment banking, and trading for investment houses including Dundee Corporation and Société Générale. He was Vice President and Portfolio Manager of the Goodman Bluespring Fund at Goodman & Company Investment Counsel from 2012-2016.

Currently, Mr. Bosse is Chief Executive Officer and a director at IC Capitalight Corp. He has 24 years of work experience as a highly skilled corporate- turnaround executive, and has extensive knowledge of the mining industry through Murenbeeld & Co. subscription research.

Mr. Fenton is a Chartered Financial Analyst and seasoned investment professional, with a Bay Street career spanning nearly 30 years. He has worked in various capacities throughout his career with increasing responsibility in both the Canadian banking and investment management sectors. His past roles included being a partner in three investment management firms, heading the Risk Solutions Group at Scotiabank and leading Liability Driven Investment Group at National Bank Financial.

In his current role, Mr. Fenton leads a company that provides balance sheet optimization and investment services to Canadian and international corporations, utilizing proprietary technology to extract efficiencies across the corporation's global footprint.

His experience spans many disciplines including: capital markets, investment management, actuarial, pension, insurance, accounting, tax and risk management. He also acts as an advisor board member to numerous corporations.

Audit Committee Oversight

At no time during the Last Financial Year have any recommendations by the Audit Committee respecting the appointment and/or compensation of the external auditors of the Corporation not been adopted by the Board Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non- audit services as described in its Charter.

External Auditor Services Fees (By Category)

The following table discloses the fees billed to the Corporation by its external auditor during the last two completed financial years:

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees (4)
March 31, 2020	$26,010	Nil	Nil	$3,060
March 31, 2019	$25,500	Nil	Nil	$3,060

Notes:

(1) The aggregate fees billed for professional services rendered by the auditor for the audit of the Corporation's annual financial statements.

(2) The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation's financial statements and are not disclosed in the "Audit Fees" column.

(3) The aggregate fees billed for tax compliance, tax advice. and tax planning services.

(4) Represents fees billed by the auditor in connection with the proofread of the Corporation's quarterly statements and the provision of non-audit related services during the last financial year.

Exemption

Since the Corporation is a "Venture Issuer" pursuant to NI 52-110 (its securities are not listed or quoted on any of the Toronto Stock Exchange, a market in the United States of America, or a market outside of Canada and the United States of America), it is exempt from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of August,18 2020, no director, executive officer or associate of any director or executive officer of the Corporation was indebted to the Corporation, nor were any of these individuals indebted to any other entity which indebtedness was the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Corporation, including under any securities purchase or other program.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the commencement of the Corporation's most recently completed financial year, no informed person of the Corporation, or any associate or affiliate of any informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Corporation or any of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found under the Corporation's issuer profile on SEDAR at www.sedar.com. Financial information is provided in the Corporation's financial statements and management's discussion and analysis for the year ended March 31, 2020, which are also available on SEDAR. Inquiries, including requests for copies of the Corporation's financial statements and management's discussion and analysis, and this Circular, may be directed to the Corporate Secretary of the Corporation at 210-1205 Amber Drive, Thunder Bay, Ontario P7B 6M4.

APPROVAL

The contents of this Circular and the sending thereof to the Shareholders have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

"Dr. Francis Dubé"
Dr. Francis Dubé Chair of the Board of Directors

APPENDIX A

AUDIT COMMITTEE CHARTER

Mandate

The Audit Committee ("Committee") is a committee of the Board of Directors ("the Board"). Its primary function shall be to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting, and disclosure requirements, the overall maintenance of the systems of internal controls that management have established and the overall responsibility for Zen Graphene Solutions Ltd.'s (the "Company") external and internal audit processes.

The Committee shall have the power to conduct or authorize investigations into any matter within the scope of this Charter. It may request any officer or employee of the Company, its external legal counsel or external auditor to attend a meeting of the Committee or to meet with any member(s) of the Committee.

The Committee shall be accountable to the Board. In the course of fulfilling its specific responsibilities hereunder, the Committee shall maintain an open communication between the Company's outside auditor and the Board.

The responsibilities of a member of the Committee shall be in addition to such member's duties as a member of the Board.

The Committee has the duty to determine whether the Company's financial disclosures are complete, accurate, are in accordance with international financial reporting standards and fairly present the financial position and risks of the organization. The Committee should, where it deems appropriate, resolve disagreements, if any, between management and the external auditor, and review compliance with laws and regulations and the Company's own policies.

The Committee will provide the Board with such recommendations and reports with respect to the financial disclosures of the Company as it deems advisable.

Membership and Composition

The Committee shall consist of at least three Directors who shall serve on behalf of the Board of which at least two directors are independent. The members shall be appointed annually by the Board and shall meet the independence, financial literacy and experience requirements of the TSX Venture Exchange, including National Instrument 52-110, and other regulatory agencies as required.

A majority of Members will constitute a quorum for a meeting of the Committee.

The Board will appoint one Member to act as the Chairman of the Committee. In his absence, the Committee may appoint another person provided a quorum is present.

The Chairman will appoint a Secretary of the meeting, who need not be a member of the committee and who will maintain the minutes of the meeting.

Meetings

At the request of the external auditor, the Chief Executive Officer or the Chief Financial Officer of the Company or any member of the Committee, the Chairman will convene a meeting of the Committee. In advance of every meeting of the Committee, the Chairman, with the assistance of the Chief Financial Officer, will ensure that the agenda and meeting materials are distributed in a timely manner and no less than five (5) business days before the meeting.

The Committee shall meet no less than four times per year or more frequently if circumstances or the obligations require.

Duties and Responsibilities

The duties and responsibilities of the Committee shall be as follows:

A. Financial Reporting, and Disclosure

i. Review and discuss with management and the external auditor at the completion of the annual examination:

(a) the Company's audited financial statements and related notes;

(b) the external auditor's audit of the financial statements and their report thereon;

(c) any significant changes required in the external auditor's audit plan;

(d) any serious difficulties or disputes with management encountered during the course of the audit; and

(e) other matters related to the conduct of the audit, which are to be communicated to the Committee under generally accepted auditing standards.

ii. Review and discuss with management and the external auditor at the completion of any review engagement or other examination, the Company's quarterly financial statements.

iii. Review, discuss with management the annual reports, the quarterly reports, the Management Discussion and Analysis, Annual Information Form, prospectus and other disclosures and, if thought advisable, recommend the acceptance of such documents to the Board for approval.

iv. Review and discuss with management any guidance being, provided to shareholders on the expected future results and financial performance of the Company and provide their recommendations on such documents to the Board.

v. Inquire of the auditors the quality and acceptability of the Company's accounting principles, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates.

vi. Meet independently with the external auditor and management in separate executive sessions, as necessary or appropriate.

vii. Ensure that management has the proper systems in place so that the Company's financial statements, financial reports and other financial information satisfy legal and regulatory requirements. Based upon discussions with the external auditor and the financial statement review, if it deems appropriate, recommend to the Board the filing of the audited annual and unaudited quarterly financial statements.

viii. Oversee and enforce Company's public disclosure practices.

External Auditor

i. Consider, in consultation with the external auditor, the audit scope and plan of the external auditor.

ii. Recommend to the Board the external auditor to be nominated and review the performance of the auditor, including the lead partner of the external auditor.

iii. Confirm with the external auditor and receive written confirmation at least once per year as to disclosure of any investigations or government enquiries, reviews or investigations of the outside auditor.

iv. Take reasonable steps to confirm the independence of the external auditor, which shall include:

(a) ensuring receipt from the external auditor of a formal written statement delineating all relationships between the external auditor and the Company, consistent with generally accepting auditing practices,

(b) considering and discussing with the external auditor any disclosed relationships or services, including non audit services, that may impact the objectivity and independence of the external auditor, and

(c) approve in advance any non audit related services provided by the auditor to the Company with a view to ensuring., independence of the auditor, and in accordance with any applicable regulatory requirements, including the requirements of the TSX Venture Exchange with respect to approval of non audit related serviced performed by the auditor.

Internal Controls and Audit

i. Review and assess the adequacy and effectiveness of the Company's systems of internal and management information systems through discussion with management and the external auditor to ensure that the Company maintains appropriate systems, is able to assess the pertinent risks of the Company and that the risk of a material misstatement in the financial disclosures can be detected.

ii. Assess the requirement for the appointment of an internal auditor for the Company.

iii. Inquire of management and the external auditor about the systems of internal controls that management and the Board have established and the effectiveness of those systems. In addition, inquire of management and the external auditor about significant financial risks or exposures and the steps management has taken to minimize such risks to the Company.

Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate or are in accordance with IFRS and applicable rules and regulations. These are the responsibilities of management and the external auditors. The Committee, the Chairman and any Members identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Member as having accounting, or related financial expertise for disclosure purposes is based on that individual's education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of the Company's financial information or public disclosure.

Charter Review

The Committee will annually review and reassess the adequacy of this policy and submit any recommended changes to the Board for approval.

Adoption

This Policy was adopted by the Board on August 1, 2010.